Exhibit (c)(vi)

Draft For Discussion Purposes Only

THE ORCHARD ENTERPRISES, INC.

Fairness Opinion

of

Offer by Dimensional Associates, LLC
to Buyout Remaining Common Stockholders
of The Orchard Enterprises, Inc.
At a Per Share Price of $2.05

March 15, 2010

Draft For Discussion Purposes Only

Special Committee of the Board of Directors
The Orchard Enterprises, Inc.
23 East 4th Street, Third Floor
New York, NY 10003

Gentlemen:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock of The Orchard Enterprises, Inc., other than the common stock held by Dimensional Associates, LLC (the "Common Stockholders"), of the cash consideration (as defined below) to be paid to the Common Stockholders, taken in the aggregate, pursuant to an offer by Dimensional Associates, LLC ("Dimensional") to The Orchard Enterprises, Inc. (the "Company").

You have informed us that concurrently with the consummation of the transaction contemplated by the offer (the "Transaction"), the Common Stockholders will receive cash consideration for their common shares in the amount of $2.05 per share (the "Cash Consideration").

The Special Committee of the Board of Directors of The Orchard Enterprises, Inc. has requested that we perform certain procedures as outlined in our engagement letter dated October 27, 2009 and, upon the completion of those procedures, issue this letter setting forth our opinion as to whether the Transaction is fair, from a financial point of view, to the Common Stockholders.

In evaluating whether the Transaction is fair, from a financial point of view, to the Common Stockholders, we have performed, among other procedures, the following:

1.	We read the audited financial statements of the Company for each of the three years ended December 31, 2006 to December 31, 2008.

2.	We read the unaudited financial statements of the Company for the nine months ended September 30, 2009.

3.	We discussed with management of the Company the nature of the business conducted by the Company and its past historical financial performance and its future business plans.

4.	We read the income statement and net cash flow forecasts (the "Forecasts") for the Company, as prepared by management, for the five, one-year periods ending December 31, 2014.

5.	We discussed with management of the Company the basis of the assumptions employed in formulating the Forecasts.

Draft For Discussion Purposes Only

Special Committee of the Board of Directors
The Orchard Enterprises, Inc.
March 15, 2010

6.
We evaluated management's estimates of Dimensional's synergistic cost savings ("Synergies") that might result from integrating the Company's operation into Dimensional's eMusic operations. We also evaluated management's estimate of cost savings to Dimensional ("Cost Savings") if it were to take the Company private.

7.
We conducted an analysis of the value of the Company's common stock both on a fair market value basis and a strategic value basis. Our analysis was based upon the Company's past operating results, forecasts, valuation metrics of public companies and valuation metrics of acquisition transactions that have occurred in the marketplace.

8.	We then compared the value indications for the equity of the Company on a per share basis to the proposed per share offer price.

For purposes of rendering this opinion, we have relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by us, and we do not assume any liability for any such information. In that regard, we have assumed with your consent that the Forecasts, Synergies and Cost Savings, have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Company. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or on the expected benefits of the Transaction in any way meaningful to our analysis. In addition, we are not expressing any opinion as to the impact of the Transaction on the solvency or viability of the Company, the ability of the Company to pay its obligations when they come due, and our opinion does not address any legal regulatory, tax or accounting matters.

We were not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of or other business combination with the Company.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company. This opinion addresses only the fairness from a financial point of view, as of the date hereof, of the Cash Consideration to be paid to the Common Stockholders, taken in the aggregate, pursuant to the Transaction. We do not express any view on, and our opinion does not address, any other term or aspect of the Transaction, including, without limitation, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons in connection with the Transaction, whether relative to Cash Consideration to be paid to the Common Stockholders, taken in the aggregate, pursuant to the Transaction or otherwise. We are not expressing any opinion as to the prices at which share of common stock of the Company will trade at any time. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Special Committee of the Board of Directors of the Company in connection with their consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of stock of the Company should vote or make any election with respect to such Transaction or any other matter.

Draft For Discussion Purposes Only

Special Committee of the Board of Directors
The Orchard Enterprises, Inc.
March 15, 2010

Our value indications of the common stock of the Company is based, in part, upon the anticipated future financial performance of the Company as contemplated by the Forecasts. While we have obtained a written representation from management regarding the reasonableness of the assumptions underlying the Forecasts as well as the reasonableness of the Forecasts themselves, there can be no assurances that the actual future financial performance of the Company will coincide with management's Forecasts.

The opinion set forth herein is only valid as of the stated date and for the stated purpose. It should not be construed by the Company or the Company's stockholders as constituting investment advice.

We issued our report to The Special Committee and you have informed us you intend to provide a copy of our report to the Board of Directors of The Orchard Enterprises, Inc.

Based upon, and subject to the foregoing, it is our opinion that, as of the date hereof, the Cash Consideration to be paid to the Common Stockholders of The Orchard Enterprises, Inc., taken in the aggregate, pursuant to the offer from Dimensional Associates, LLC, is fair from a financial point of view to the Common Stockholders.

March 15, 2010

Fesnak and Associates, LLP